UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Form 8-K

Current Report

Pursuant to Section 13 or 15(d)of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **November 6, 2007**

First Financial Holdings, Inc.

(Exact name of registrant as specified in charter)

Delaware	**0-17122**	**57-0866076**
State or other jurisdiction of incorporation	Commission File Number	I.R.S. Employer I.D. number

34 Broad Street, Charleston, South Carolina 29401

(Address of principal executive offices)

Registrant's telephone number (including area code): **(843) 529-5933**

Not applicable

(Former name or former address, if changed since last report)

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]   Pre-commencement communications pursuant to Rule 13e-4c under the Exchange Act (17 CFR 240.13e-4(c))

Section 7 -- Regulation FD

Item 7.01 Regulation FD Disclosure

In the press release dated November 6, 2007, First Financial Holdings, Inc. reported CEO A. Thomas Hood will participate in the *Sandler O'Neill & Partners. L.P. East Coast Financial Services Conference* on Tuesday, November 13 at 7:45 a.m. E.S.T.

Section 9 -- Financial Statements and Exhibits

Item 9.01 Financial Statements and Exhibits

(a) Not applicable.

(b) Not applicable.

(c) Exhibits

Exhibit (99.1). Press release dated November 6, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRST FINANCIAL HOLDINGS, INC

/s/ R. Wayne Hall

R. Wayne Hall
Executive Vice President, Finance
and Chief Financial Officer

Date: November 7, 2007

EXHIBIT INDEX

Exhibit Number	Description
99.1	First Financial Holdings, Inc. reports A. Thomas Hood's participation in the *Sandler O'Neill & Partners. L.P. East Coast Financial Services Conference*.

Exhibit 99.1

FIRST FINANCIAL HOLDINGS, INC.

34 Broad Street ・ Charleston, S.C. 29401
843-529-5933 ・ FAX: 843-529-5883

NEWS   NEWS   NEWS   NEWS   NEWS

Contact: Dorothy B. Wright
Vice President, Investor Relations
and Corporate Secretary
(843) 529-5931

**FIRST FINANCIAL HOLDINGS, INC. CEO TO PRESENT AT
THE SANDLER O'NEILL & PARTNERS, L.P.
EAST COAST FINANCIAL SERVICES CONFERENCE**

Charleston, South Carolina (November 6, 2007) - First Financial Holdings, Inc. CEO A. Thomas Hood will participate in the *Sandler O'Neill & Partners. L.P. East Coast Financial Services Conference* on Tuesday, November 13 at 7:45 a.m. E.S.T. Mr. Hood is presenting as a participant of the Differentiated Growth Strategies Panel. His presentation will be available through the First Financial Web site at www.firstfinancialholdings.com.   A copy of the presentation will be available on our Web site from November 14 through February 15, 2008.

First Financial is the unitary holding company for First Federal Savings and Loan Association of Charleston, which operates 55 offices located in the Charleston metropolitan area, Horry, Georgetown, Florence and Beaufort counties in South Carolina and Brunswick County in coastal North Carolina. The Company also provides insurance, brokerage and trust services through First Southeast Insurance Services, The Kimbrell Insurance Group, First Southeast Investor Services and First Southeast Fiduciary and Trust Services. For additional information, please visit our Web site at www.firstfinancialholdings.com.

First Financial Holdings, Inc. (NASDAQ GSM: FFCH) is listed on the Nasdaq Global Select Market.

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